Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection and Examinations

SECUR 09058249 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67705

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/13/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Moelis & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

245 Park Avenue, 32nd floor
(No. and street)

New York (City) **New York** (State) **10167** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Crain **212-880-7337**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) **New York** (City) **NY** (State) **10281** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Elizabeth Crain, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC for the period December 13, 2007 (commencement of operations) through December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth Crain
Chief Operating Officer and Chief Compliance Officer

Subscribed and sworn to before me
this 23 day of February 2009:

Notary Public

KRISTOPHER KELLY
Notary Public - State of New York
No. 01KE6192121
Qualified in New York County
My Commission Expires August 25, 2012

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Moelis & Company LLC:

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2009

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2008

Assets		
Cash and cash equivalents	$	66,170,758
Accounts receivable (net of allowance for doubtful accounts of $554,266)		4,974,916
Accrued revenue		736,494
Other assets		52,462
Total assets	$	71,934,630
Liabilities and member's capital		
Deferred revenue	$	3,825,193
Payable to affiliate		3,349,376
Accrued expenses and other liabilities		307,000
Total liabilities		7,481,569
Member's capital		64,453,061
Total liabilities and member's capital	$	71,934,630

See notes to Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing advice on mergers, acquisitions, restructurings, and other corporate finance matters to corporations, financial sponsors, hedge funds, and mid-cap and large-cap companies, across a broad range of sectors. The Company commenced operations on December 13, 2007 as a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Moelis & Company Holdings LLC ("Holdings"), a Delaware limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. At December 31, 2008, the Company had cash equivalents of $65,212,249 invested in government money market funds.

Revenue Recognition – The Company recognizes revenue as follows:

Advisory Fees – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized ratably over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, related conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned and for fees billed for services performed that are subject to approval by the bankruptcy court.

Interest and Dividend Income – Interest and dividend income is recognized on an accrual basis.

Accounts Receivable and Allowance for Doubtful Accounts – The accounts receivable balance shown in the accompanying Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. As of December 31, 2008, the allowance for doubtful accounts from customers was $554,266.

Income Taxes – The Company has elected to defer the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), to annual financial statements for fiscal years beginning after December 15, 2008 in accordance with FASB Staff Position FIN 48-3, *Effective Date of Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"). The adoption of FIN 48 is not expected to have a material impact on the Company's financial position.

Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies* ("SFAS 5"). SFAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. The Company is a single member LLC which is disregarded as an entity from its owner for tax purposes. Holdings, as the Company's sole member, is responsible for reporting income or loss, to the extent required by the federal and state income tax laws and regulations, resulting from its ownership interest in the Company.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments include cash and cash equivalents, amounts receivable and certain other assets and liabilities. The carrying value of these instruments has been determined to approximate their fair value since they are short-term in nature and, to the extent they bear interest, are floating rate instruments that have characteristics of short-term instruments.

The Company adopted FASB Statement No. 157 ("SFAS 157"), *Fair Value Measurements*, as of December 13, 2007 (commencement of operations). SFAS 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2008, the Company does not hold any assets or liabilities that are measured and reported at fair value, either on a recurring or nonrecurring basis.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115*, which permits entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses on items for which the fair value option has been elected reported in earnings at each subsequent reporting date. The fair value measurement is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, unless earlier adopted as provided for in SFAS 159. The Company has adopted SFAS 159, but has not elected to apply the fair value option to any of its financial instruments held; as such, the adoption of SFAS 159 did not have a material impact on the Company's Statement of Financial Condition.

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), *Disclosures about Derivative Instruments and Hedging Activities*, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand (1) how those instruments and activities are accounted for, (2) how and why those instruments are used, and (3) the effects of those instruments on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 is not expected to have a material impact on the Company's financial statement disclosures, as the Company does not use derivative instruments or hedging activities.

4. MEMBER'S CAPITAL

Prior to the commencement of the Company's operations on December 13, 2007, Holdings contributed $100,000 to the Company to provide its initial capitalization.

The total amount of capital contributions recorded by the Company for the period December 13, 2007 (commencement of operations) through December 31, 2008 is $54,065,241, which includes $54,015,241 recorded as non-cash contributions in connection with the service agreement expense arrangement between the Company and Holdings described in Note 5 below and in connection with the payment of other expenses by Holdings described in Note 5 below.

5. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with Holdings whereby Holdings provides services to the Company in exchange for agreed-upon service fees. Such fees are based on the parties' estimates of the value of the goods and services to be provided and are subject to periodic adjustment based on good faith negotiation between the parties. The parties to the agreement agreed that the Company has no obligation to any third party for the services that Holdings provides and that Holdings is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

All of the Company's expenses that it incurs, excluding service agreement expenses (which are recorded by the Company as an expense and an increase to member's capital) and excluding registration, filing and related fees (which are paid directly by the Company) are paid directly by Holdings and are treated as non-cash capital contributions at such time.

The payable to affiliate balance of $3,349,376 shown in the accompanying Statement of Financial Condition reflects reimbursable client related expenses collected by the Company on behalf of, and owed to, Holdings.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $59,096,675, which was $58,715,952 in excess of its required net capital of $380,723. The Company's net capital ratio was 0.097 to 1.

7. SUBSEQUENT EVENTS

On January 8, 2009, $60 million was distributed from the Company to Holdings in regard to Holdings' payment of bonuses and operating expenses. Such transfer was communicated to FINRA, as required, with no objection.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2009

Moelis & Company LLC
245 Park Avenue, 32nd floor
New York, New York 10167

In planning and performing our audit of the financial statements of Moelis & Company LLC (the "Company") as of December 31, 2008 and for the period December 13, 2007 (commencement of operations) through December 31, 2008 (on which we issued our report dated February 20, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP